SUN NETWORK GROUP, INC.
                          1440 Coral Ridge Drive, #140
                             Coral Springs, FL 33071




                                                                January 23, 2003




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  RE:      SUN NETWORK GROUP, INC. (THE "COMPANY")
                  AMENDMENT NO. 1 TO FORM SB-2 FILED NOVEMBER 8, 2002 FILE NO. 333-97295



Ladies and Gentlemen:

         We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company intends to amend the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. If you have any questions concerning this matter, please contact Darrin M. Ocasio at 212-398-1493.


         Thank you for your assistance in this matter.


                                    SUN NETWORKS GROUP, INC.


                                    By: /s/ T. Joseph Coleman
                                    T. Joseph Coleman
                                    President